Suppl.




12025421

83-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 09 2012
WASH, D.C.
310
SECTION

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's A$500,000,000
5.00% Notes due 9 March 2022

Filed pursuant to Rule 3 of Regulation AD
Dated: March 9, 2012

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$500,000,000 principal amount of 5.00% Notes due 9 March 2022 (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Domestic Medium Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006 (the "Information Memorandum"), which was previously filed under a report of the ADB dated March 17, 2008, and in the Pricing Supplement relating to the Notes dated 7 March 2012 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated March 8, 2012. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2011, was filed under a report of the ADB dated April 28, 2011.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2. Distribution of Obligations

See the Information Memorandum, page 2 and the Pricing Supplement.

As of 7 March 2012, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated March 8, 2012, with Australia and New Zealand Banking Group Limited and Westpac Banking Corporation (the "Lead Managers and Dealers"), pursuant to which the ADB has agreed to issue

and sell, and the Lead Managers and Dealers have severally agreed to purchase, a principal amount of the Notes aggregating A$500,000,000 for an issue price of 98.781%, less management and underwriting fees and selling concessions of 0.23%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Managers and Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 9 March 2012.

The Lead Managers and Dealers propose to offer all the Notes to the public at the public offering price of 98.781%.

The respective principal amounts of the Notes that each of the Lead Managers and Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Australia and New Zealand Banking Group Limited	A$250,000,000
Westpac Banking Corporation	250,000,000
Total	A$500,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2 and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	98.781%	0.23%	98.551%
Total	A$493,905,000	A$1,150,000	A$492,755,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$13,000*
Listing Fees (Australian Securities Exchange).......	$5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Information Memorandum, page 5.

Item 7. Exhibits

(a) (i) Information Memorandum of the ADB's A$5,000,000,000 Australian Dollar Domestic Medium Term Note Program dated 20 November 2006, previously filed under a report of the ADB dated March 17, 2008.

(ii) the Note Deed Poll in relation to the Program dated 13 February 2006, previously filed under a report of the ADB dated March 17, 2008.

(iii) Programme Agreement relating to the issuance of Notes by the ADB under the Program dated as of 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006), previously filed under a report of the ADB dated March 17, 2008.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Subscription Agreement dated 7 March 2012, previously filed under a report of the ADB dated March 8, 2012.

(d) (i) Information Statement dated April 28, 2011, previously filed under a report of the ADB dated April 28, 2011.

(ii) Pricing Supplement dated 7 March 2012, previously filed under a report of the ADB dated March 8, 2012.



Asian Development Bank

9 March 2012

Australia and New Zealand Banking Group Limited
Level 2
20 Martin Place
Sydney NSW 2000
Australia

Westpac Banking Corporation
Level 2
Westpac Place
275 Kent Street
Sydney NSW 2000
Australia

as Lead Managers and Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: AUD 008-00-1
AUD500,000,000 5.00 per cent. Notes due 9 March 2022 (the "Notes")
Issued under the Australian Dollar Domestic Medium-Term Note Programme
(the "Programme")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) the resolution adopted by the Board of Directors of ADB on 14 December 2011 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(d) the memorandum of the Officer-in-Charge, Treasury Department of ADB dated 7 March 2012 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(e) the Borrowing Regulation of ADB dated 9 December 2008;

(f) the Subscription Agreement between ADB and the Lead Managers and Dealers dated 7 March 2012 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(g) the Pricing Supplement dated 7 March 2012 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Lead Managers and Dealers), the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and constitute each a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,



JEREMY H. HOVLAND
General Counsel